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PROSPECTUS SUPPLEMENT

(To Prospectus dated September 13, 2000)

     Filed Pursuant to Rule 424(b)(3) of the Rules
and Regulations Under the Securities Act of 1933

MERRILL CORPORATION

Registration Statement Nos.:

333-32952
333-41080
333-30732

Recent Developments:

    Attached hereto and incorporated by reference herein is the Current Report on Form 8-K of Merrill Corporation dated as of February 20, 2001 as filed with the Securities and Exchange Commission on February 20, 2001.

The Date of this Prospectus Supplement is February 20, 2001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
 February 20, 2001

MERRILL CORPORATION
(Exact name of registrant as specified in its charter)

Minnesota (State or other jurisdiction of incorporation)	333-30732 (Commission File Number)	41-0946258 (I.R.S. Employer Identification No.)

One Merrill Circle, St. Paul, Minnesota 55108
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (651) 646-4501

Item 9. Regulation FD Disclosure.

    In our Form 10-Q for our fiscal third quarter ended October 31, 2000, we described our failure to meet, as of October 31, 2000, certain financial performance covenants under our credit facility as a result of declines in our operating results in the three and nine month periods ended October 31, 2000. These financial covenants included EBITDA, interest coverage, leverage ratio and fixed charge coverage ratios. Our lenders, however, agreed effective October 31, 2000 to waive these defaults and amend our credit facility to, among other things, provide for less restrictive financial covenant targets for the quarters ending October 31, 2000, January 31, 2001 and April 30, 2001 and to add certain additional financial and other covenants, including a minimum EBITDA covenant at March 31, 2001 and a senior leverage ratio.

    In our third quarter Form 10-Q, we stated that we anticipated that we would be able to comply with the amended covenants through April 30, 2001 and the original covenants thereafter through aggressive cost reduction programs and revenue enhancement initiatives, although we gave no assurance of our ability to do so. As a result of the continued weakness in the domestic financial transaction market and the impact on our Financial Document Services (FDS) business unit, we now believe that the amended covenants will not be met as of January 31, 2001. In addition, there is a significant risk that the amended covenants will not be met as of March 31, 2001 or April 30, 2001.

    As a result, we have commenced discussions with our lenders regarding forbearance agreements, additional amendments or waivers under, or a potential restructuring of, our amended credit facility. We do not currently have any agreement with any lenders participating in the credit facility with respect to any such forbearance, amendments, waivers or restructurings.

    In connection with any forbearance or additional amendments or waivers under, or any restructuring of, our credit facility, we could be required to restructure our operations, sell assets, and/or issue additional capital or debt securities. Any increase in our debt service requirements or any reduction in amounts available for borrowing under our credit facility could significantly affect our ability to fund capital expenditures, acquisitions, and working capital. There can be no assurance that our credit facility will be renegotiated on terms acceptable to us.

    Unless we are able to obtain an agreement to the contrary with our lenders and if, as we expect, we are unable to comply with the current financial covenant levels at January 31, 2001, we will not be able to borrow under our revolving credit line and our lenders will have the right to declare the outstanding borrowings under our credit facility to be immediately due and payable and to exercise all or any of their other rights and remedies, including foreclosing on the collateral pledged to secure the credit facility, which consists of substantially all of our assets. As of February 19, 2001, we had cash and cash equivalents of approximately $20.5 million. If amounts outstanding under our credit facility were declared to be due and payable, holders of our 12% Senior Subordinated Notes due 2009 would be permitted to declare such notes to be immediately due and payable. However, pursuant to the subordination provisions of the 12% Senior Subordinated Notes due 2009, in such a circumstance payments on such Notes would not be permitted until amounts outstanding under our credit facility were paid in full.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MERRILL CORPORATION
	By:	/s/ ROBERT H. NAZARIAN Robert H. Nazarian Executive Vice President, Chief Financial Officer
Dated: February 20, 2001

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PROSPECTUS SUPPLEMENT
(To Prospectus dated September 13, 2000)
  Item 9. Regulation FD Disclosure.
SIGNATURES